MURALS BY MAURICE, INC.
295 Northwest 89th Avenue
Coral Springs, Florida  33071
Telephone No.:  (954) 701-1132

July 11, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:      Murals by Maurice, Inc.
Form 10-12G
Filed June 10, 2008
File No. 000-53272

Dear Mr. Bartelmes:

Thank you for your comment letter dated July 9, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10.  We have filed Amendment No. 1 to Form 10 /A (the “Form 10 /A”) of Murals By Maurice, Inc. (the “Company” or “Registrant”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Form 10 /A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.   In addition, we will continue to review your filing until all of our comments have been addressed.

Response 1:  We acknowledge that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  We acknowledge that if we do not address your comments within this 60-day time period, we should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to your comments.  We also understand that if we choose not to withdraw, we will be subject to the reporting requirements under Section 13(a) of the Exchange Act and that you will continue to review our filing until all of your comments have been addressed.  Understanding this as such, we are filing this response letter in response to your comments before the lapse of time 60 days after the original filing date.

2.
From review of your cover page and table of contents, it appears that you have used the old format of Form 10-SB.  Form 10-SB has been removed by Release No. 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008.  Please amend to comply with Form 10, which can be found on our website at the following address,

      http://www.sec.gov/about/forms/form10.pdf

Response 2:  We have amended our filing to comply with Form 10, as found at http://www.sec.gov/about/forms/form10.pdf.

Items 1. Description of Business, page 3

3.
Please revise this section to include a more detailed description of the development of your business , or that of your predecessor, during the last three years.  In this regard, we note in the first paragraph of this section that the company began full-time operations in 1999, but was incorporated in January 2007.

Response 3:  We have revised our “Business Development” section to reflect that since it began full-time operations in 1999, the Company has been providing mural painting services to customers.  This includes the last three years.

Promotion and Marketing Strategy --Experienced Management Team, page 3

4.
In light of the fact that you only have one full-time employee who also serves as your President and CEO, please revise this section and elsewhere in your registration statement to remove references such as “executive team” or “management team.” For example, we note that the second risk factor titled “Our management may have possible conflicts of interest…” on page nine makes reference to your “officers and directors.”

Response 4:  We have removed references to “executive team” and “management team” from our filing.  We have also revised our risk factor titled “Our management may have possible conflicts of interest . . .” to reflect that we have one “officer” and not “officers.”

Item 2. Management’s Discussion and Analysis…. Page 6

5.	Please revise to clearly explain why you have chosen to voluntarily register a class of equity securities under section 12(g) of the Securities Exchange Act of 1934.

Response 5:  We have revised our filing to explain that we have chosen to voluntarily register a class of equity securities under Section 12(g) of the Securities Exchange Act of 1934 because registration under Section 12(g) is more appropriate to the development of our business objectives given the relative size of our company and the regulation of shares.

6.
We note that your refer in a general manner to the additional costs associated with your expansion plans.  Please revise to include a more detailed discussion of the specific components of your planned business expansion, such as purchasing property and equipment, hiring additional personnel and marketing in connection with selling art online.  To the extent practicable, disclose the estimated costs associated with each component.

Response 6:  We have revised the Cash Requirements section of our filing to include a more detailed discussion of the specific components of our planned business expansion, such as the procurement of property and equipment, hiring additional personnel, and increased marketing efforts in connection with selling art online.

7.
Please also expand your discussion to address the company’s prospects regarding its future financial condition and results of operation. Disclose, any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your sort-term or long-term liquidity.  For example, we note that you state in the first paragraph in the Liquidity and Capital Resources section on page six that you anticipate your net profit or loss, and operating profit or loss, will begin to vary widely once you increase your operations.  For additional guidance, please see Release No. 33-6835 (1989), Release No. 33-8056 (2002) and Release No. 33-8350 (2003).

Response 7:  We have expanded our discussion under “Management’s Discussion and Analysis . . ..Liquidity and Capital Resources” to address the Company’s prospects regarding its future financial condition and results of operation.  Specifically, we have addressed the potential growth in revenues an expansion may have on our business as well as the potential decline in net profit or loss that may result from declining economic trends.

Cash Requirements, page 6

8.
Further expand your discussion to address how you intend to meet the capital needs referenced in your auditors’ going concern opinion. Include a detailed discussion of management’s viable plan for overcoming those financial difficulties and discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations.

Response 8:

We have revised this section to discuss capital needs referenced in our auditors going concern opinion as well as our plans to overcoming these financial difficulties.

Risk Factors. Page 7

9.
You state in the first sentence that an investment in the common stock “being offered for resale by the selling shareholders” is very risky. Please delete this reference as you are not registering a resale transaction by selling shareholders, but instead registering a class of equity security under Section 12(g) of the Securities Exchange Act of 1934.

Response 9:  We have deleted the reference that an investment in the common stock “being offered for resale by the selling shareholders” is very risky.

We have incurred losses from operations….page 9

10.	Please revise to display this risk factor more prominently within your risk factors section by moving it to the beginning of your risk factors disclosure on page seven.

Response 10:  We have revised our risk factors to display the risk factor regarding our losses from operations at the beginning of our risk factors disclosure.

Item 4. Security Ownership of Certain Beneficial Owners….page 10

11.	Please identify the natural person or persons who hold voting and/or investment power over the shares beneficially owned by Greentree Financial Group, Inc.

Response 11:  We have revised our filing to add Item 9, Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, as required by Item 201 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 12

12.	Please disclose the nature and extent of the referenced services that Robin Beugeltas performed for the company.

Response 12:  We have disclosed that Robin Beugeltas performed advertising and marketing services for the Company.  This includes word-of-mouth advertising.  We have also disclosed that Robin Beugeltas was the co-founder of our company.

13.	Please revise to include all of the information required by Item 407(a) of Regulation S-K regarding director independence.

Response 13:  We have revised our filing to include the information required by Item 407(a) of Regulation S-K regarding director independence.

14.	Please revise to add a new item that discloses the information required by Item 201 of Regulation S-K.

Response 14:  We have revised our filing to add “Item 9” disclosing the information required by Item 201 of Regulation S-K.

Item 8. Description of Securities, page 12

15.
We note that the first sentence of this section discloses that the company is authorized to issue 100,000 shares of common stock.  This amount is repeated in your authorized share disclosure on page 17.  This amount conflicts with your articles of incorporation which provides that 100,000,000 common shares are authorized. Please revise to remove that discrepancy.

Response 15:  We have revised our filing to reflect that the Company is authorized to issue 100,000,000 shares of common stock.

Audit Report, page F-1

16.
We note that Traci J. Anderson is located in Huntersville, NC while your primary business operations are in Florida.  Please confirm that the auditor is licensed to audit a company located in Florida in conformity with Rule 2-01.2.(b) of Regulation S-X.

Response 16:

We have reviewed Rule 2-01.2.(b) of Regulation S-X but it appears to deal with auditor independence. We do not believe engaging a North Carolina auditor will have any bearing on independence. With regard to licensure, our auditor informed us that the North Carolina State Board of Accountancy permits audits of companies domiciled outside North Carolina. Even though primary operations are in Florida, Murals by Maurice has performed at least one mural projects in the Charlotte, North Carolina area.

Statement of Operations, page 23

17.	Please revise the statement of operations to include a line item for Cost of Revenues that reflects the direct costs attributed to revenues earned during the period.

Response 17:

Cost of sales are deemed to be immaterial to the financial statements taken as a whole.

Statement of Cash Flows for the year ended December, 31, 2007, page 25

18.
We note on page 26, within the Property and Equipment section of your Summary of Significant Accounting Policies, that “[n]ew equipment assets in the amount of $9,720 were contributed in March of 2007 by the President and CEO of the Company.” It appears this is a noncash transaction that should not be included in the Statement of Cash Flows for the year ended December 31, 2007, but should be disclosed using the guidance in paragraph 32 of SFAS 95.  Please revise or tell us why you have presented this transaction as a cash flow from investing activities.

Response 18:

We have revised the statement of cash flows to remove the amount of contributed property and include it in the non-cash section.

Note A-- Summary of Significant Accounting Policies

Revenue Recognition, page 26

19.	Please expand your revenue recognition policy to disclose the criteria for revenue recognition, as presented in Critical Accounting Policies section at page seven.

Response 19:

We have revised the revenue recognition policy accordingly.

Note G-Capital Stock, page 27

20.
We are unable to reconcile the proceeds from share issued for cash disclosed in the table in Note G to the $38,500 for capital stock purchases presented in the financing activities section of the Statement of Cash Flows for the Year Ended December 31, 2007 on page 25.  Please revise the financial statements to correct this apparent discrepancy or explain why no modification is needed.

Response 20:

We have reconciled the amounts. Apparently, the $10,000 worth of stock issued to Guardian Registrar was listed as a cash receipt when in fact they were issued for services.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maurice Katz
Maurice Katz, President & CEO